

June 11, 2013

Via E-Mail
Munawar Hidayatallah
Chief Executive Officer
Aly Energy Services, Inc.
3 Riverway, Suite 920
Houston, Texas 77056

>   **Re: Aly Energy Services, Inc.**
>   **Current Report on Form 8-K**
>   **Filed May 15, 2013**
>   **File No. 033-92894**

Dear Mr. Hidayatallah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your filing to include interim financial information. Refer to Rule 8-08 of Regulation S-X for guidance on financial statement updating requirements.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, page 2

2. Please revise your disclosure to delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act as you are ineligible to rely upon the safe harbor as a penny stock issuer.

Marketing and Customers, page 6

3. We note that two customers account for a significant percentage of your total revenue. Please file any material contracts with such customers as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Financing Activities, page 20

4. We note your disclosure that you have a credit facility with Wells Fargo. Please file the credit agreement, including all exhibits and schedules with your next amendment to the Form 8-K.

Directors and Executive Officers, page 23

5. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 31

6. We note that Ali Afdhal, your director, has the same last name as Nezam Afdhal, a large shareholder. Please tell us whether these parties are related and, if so, provide the disclosure required by Item 404(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Erin Jaskot, Staff Attorney, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Bruce Hallett, Esq. (*Via E-mail*)
        Hallett & Perrin, P.C.